

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Harry Vafias
Chief Executive Officer and Director
Imperial Petroleum Inc./Marshall Islands
331 Kifissias Avenue
Erithrea 14561 Athens, Greece

> **Re: Imperial Petroleum Inc./Marshall Islands**
> **Draft Registration Statement on Form F-1**
> **Submitted December 13, 2021**
> **CIK No. 0001876581**

Dear Mr. Vafias:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Finn Murphy, Esq.